

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 5, 2009

via U.S. mail and facsimile

Mark R. Fetting, CEO
Legg Mason, Inc.
100 Light Street
Baltimore, Maryland 21202

> **RE: Legg Mason, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed May 29, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2008, September**
> **30, 2008, and December 31, 2008**
> **File No. 1-8529**

Dear Mr. Fetting:

    We have reviewed your response letter dated February 20, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Assets Under Management, page 37

1. We note your response to comment 1 in our letter dated January 22, 2009, regarding the presentation of gross client cash inflows and outflows. Specifically, you state that the presentation of gross client cash flow information is immaterial to your operating results, as only net client cash flows impact your revenues and a gross presentation can be misleading. Further, it appears you believe the presentation is meaningless due to the reasons behind the withdrawals. It is unclear to us how you have arrived at these conclusions and how a gross presentation of client cash inflows and outflows including a discussion and analysis of those inflows and outflows could be misleading

or immaterial to investors. It is further unclear how quantifying client redemptions from the funds you manage is immaterial information to your investors. In this regard, we note your discussion on page 29 that the January impact of negative market performance and client cash outflows represented a significant improvement from the December 2008 quarter. Given the importance of assets under management to your operating results, we continue to believe that investors should be provided gross client cash flow information to allow them to identify any trends depicted by each category of cash inflows and outflows and correspondingly understand the reasons for increases and decreases in assets under management. In this regard, we note that trends depicted by gross client cash inflows and outflows may be obscured by a net presentation. We believe that disclosing the redemption amounts and amounts invested by new or existing clients is relevant information that should be provided and fully explained to clarify the underlying factors for the inflows and outflows. As previously requested, please separately present and discuss each component of net client cash flows by asset class and by division, including redemptions.

2. We note your response to comment 1 in our letter dated January 22, 2009, regarding your discussion and analysis of market performance of your funds and the corresponding impact to your AUM. You state that you will discuss significant observable performance trends that materially impact your assets under management. It is unclear how you provided this information in your most recent Form 10-Q. While we note that you manage a significant number of funds and separate accounts, you should find a way most suitable to your business to provide investors with a discussion and analysis of market performance by asset class and/or division, at a minimum. In this regard, we noted in our previous comment that it may be helpful in providing a sufficient discussion and analysis of market performance by including a summary of your assets under management by sector (i.e., real estate, banking, consumer products, etc.). Given the current economic environment and that certain sectors may be more impacted by the current economic environment, it would appear such disclosure would be beneficial to an investors understanding of the market performance of your AUM. This presentation should be accompanied by a discussion and analysis of both changes in AUM by sector and changes in market performance by sector for each period presented. Please explain to us how you intend to address this comment in future filings.

3. We note your response to comment 1 in our letter dated January 22, 2009, regarding the inclusion of the changes in foreign exchange rates within market performance. Specifically, you state that foreign exchange rates have not individually been significant to your analysis. If changes in foreign currency in total materially impact AUM, please quantify the impact in your discussion and analysis of AUM in future filings.

1. Summary of Significant Accounting Policies, page 70

Intangible Assets and Goodwill, page 72

4. In your response to comment 13 in our letter dated January 22, 2009, we note your statement, "[w]e produce monthly internal operating statements for each of our divisions…including details by component within each division that are regularly available to our operating segment managers." Please clarify whether the financial information for each entity listed as the components for each division (a) is provided to the segment manager for the entity's entire operation including the other divisions' results, or (b) is provided to the segment manager for the portion of the entity's results that relate to that division. Also, tell us the type of information the segment managers receive at the component level (e.g., revenue, gross profit, operating income, etc.).

5. Based on your response to prior comment 13, it appears that you have identified your advisory affiliates to be components of your divisions as defined in paragraph 30 of SFAS 142. It further appears that you believe your components for each of your divisions met the similar economic criteria and therefore can be aggregated to the division level. While you have provided us with a high-level overview of the factors considered in arriving at this conclusion, such analysis should be provided at the component level for each division.
    - For each division, provide us with a comprehensive analysis of the factors you considered in determining the components for each division are economically similar. Refer to EITF Topic D-101 and paragraph 17 of SFAS 131 for guidance.
    - Ensure that your analysis provides us with the revenues generated for each component by division including the profit measure used by the segment manager for each of the three years ended March 31, 2008, and the two interim periods for the nine-months ended December 31, 2008.
    - Provide us with a detailed discussion as to how the related revenue sharing arrangement has impacted the comparability of the revenues and profit margins for the components by division.

Investment Advisory Fees, page 73

6. We note your response to and the draft disclosures you intend to include in future filings for comment 15 in our letter dated January 22, 2009. It appears that you have a role in estimating the fair value of your AUM. Given the significance of AUM to your recognizing revenue, it is unclear why your role in estimating the fair value of AUM has not been included as a critical accounting estimate. While we note that you intend to provide an overview of the process involved in estimating the fair value of AUM within your significant accounting policies footnote, it does not appear as

though this disclosure provides the information suggested to be disclosed per Section 501.14 of the Financial Reporting Codification to fully comply with Item 303 of Regulation S-K. In future filings, please include disclosure within MD&A's critical accounting policies section to address the following, at a minimum:

- Disclose the portion of AUM you have a role in estimating fair value, or state that you are involved in estimating the fair value of all AUM.
- Disclose the amount or percentage of assets under management that are valued using (a) level 1 inputs, (b) level 2 inputs, and (c) level 3 inputs. Please ensure your disclosure clearly communicates the types of investments included within each level.
- For each type of asset included in level 2, please explain the significant other observable inputs being used. If you are relying on a third party pricing services, please provide an explanation of the inputs they are using to estimate the fair value of these assets.
- For each type of asset included in level 3, please provide a detailed explanation of the methodology used to estimate fair value, the assumptions used in the fair value method including quantification of such assumptions, and a sensitivity analysis of those assumptions. If you are relying on third party pricing services, please provide the same disclosure for the methodologies and assumptions they are using.

7. We note your response to comment 17 in our letter dated January 22, 2009, including the revised disclosure you intend to include in future filings. Your disclosure of your policy for recognizing performance fees revenue is to include all material circumstances in which revenue is recognized. In future filings, please remove "generally" from your disclosure and ensure your policy disclosure includes all material instances in which performance fees are recognized.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

6. Long-Term Debt and Equity Units, page 16

8. We note your response to comment 22 in our letter dated January 22, 2009, including the revised disclosures you have included in your third quarter of fiscal year 2009 Form 10-Q. Please further revise your disclosure to include the following items noted from your response letter as these appear to be material terms and/or material implications to your financial statements:

- The investor has the ability to provide substitute collateral for the purchase contract and has the ability to separately sell their 5% interest in the $1,000 principal amount of 5.6% senior notes due June 30, 2021.
- The estimated fair value of the purchase contract at the time of issuance, including how you estimated fair value.

- A more detailed explanation for the amount recognized in additional paid-in capital and the liability for the contract adjustment payment. Please also disclose where you have recognized the accretion of the contract adjustment payment liability.
- The method for including the purchase contract in diluted EPS when not considered anti-dilutive.

Please provide us with the disclosures you intend to include in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Business Environment, page 29

9. We note the disclosures you included in the Form 10-Q for the third quarter of fiscal year 2009 in response to comment 3 in our letter dated January 22, 2009. As previously requested, please quantify the extent to which market performance contributed to the 5% decline in AUM, or approximately $35 billion decline, and quantify the extent redemptions contributed to the decline by asset type.

Results of Operations, page 32

10. We note your discussion and analysis of a number of factors that have affected income from continuing operations in your press release included as an exhibit to your Form 8-K filed on January 28, 2009, and your conference call transcripts for the third quarter of fiscal year 2009. However, it appears discussion and analysis of several factors that appeared to materially impact income from continuing operations were not included in MD&A. Please note that you should provide a full and complete discussion and analysis for each interim and annual period without reliance on disclosures included in current reports. Examples include:
- Cost savings
- Reorganization of your U.S. mutual funds portfolio
- Fee waivers
- 90-95 day notice period for redemptions for Permal

In future filings, please ensure your discussion and analysis provides investors with insights into all material factors affecting income from continuing operations as seen through the eyes of management. Refer to Item 303 of Regulation S-K for guidance.

11. We note that you recognized impairment charges of $1.16 billion for goodwill assigned to your Wealth Management operating segment, $22 million for PCM amortizable asset management contracts, and $41.1 million for PCM trade name. As the impairment charges reduced total stockholders' equity by 25% as of December 31, 2008, there is a concern that the disclosures in your third quarter Form 10-Q do not fully explain the goodwill impairment charge along with the other intangible asset impairment charges. Your disclosures should provide investors with substantive and informative disclosure that clearly identifies the specific facts and circumstances that caused management to change its estimated fair value of the corresponding reporting unit and to recognize the impairment charge in the third quarter of fiscal year 2009. Refer to the requirements of paragraph 47.a. of SFAS 142 and Sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. While we note you did provide some forewarning disclosures in your second quarter of fiscal year 2008 Form 10-Q for the Wealth Management segment goodwill and the PCM trade name, the disclosures indicated that a 43% decrease in projected cash flows would need to occur to result in an impairment charge. As such, your disclosures should provide investors with a comprehensive analysis as to the specific changes you made to your assumptions in the discounted cash flow analysis and the specific causes that led you to make the adjustments to your assumptions for the reporting unit and the other intangible assets. Please provide us with the disclosures you intend to include in future filings.

Liquidity and Capital Resources, page 42

12. We note that you expect to reduce your corporate expenses by $135 million as of March 31, 2009. In future filings, please disclose the steps management has taken to reduce these costs. Please ensure your discussion in your results of operations clearly explains the line items impacted by your reduction in your corporate expenses. If you are in the process of implementing additional measures to reduce costs and cash outflows, please disclose those measures and the expected impact to your results of operations and cash flows along with the anticipated timing.

Critical Accounting Policies, page 49

Intangible Assets and Goodwill, page 50

Indefinite-Life Intangible Assets, page 51

13. We note that the CAM and Permal proprietary fund contracts represent 34% of total assets as of December 31, 2008. We further note that an impairment charge for these assets could have a material impact to your results of operations. As such, please provide a more detailed discussion of the assumptions used in the discounted cash flow analysis and the sensitivity of those assumptions to change. Specifically, please

Mr. Fetting
Legg Mason, Inc.
March 5, 2009
Page 7

explain how you determined the six year average growth rate and the long-term annual rate for each intangible asset are reasonable. Please address how the current market environment has impacted your assumptions. Please also explain to investors the probability of your cash flow projections over the long term deviating by 16% for the CAM mutual funds contracts and 20% for the Permal fund-of-hedge funds contracts. Finally, if the estimated fair value of these contracts does not materially exceed the carrying values, please disclose the estimated fair value of these intangible assets. Please provide us with the disclosures you intend to include in future filings.

Goodwill, page 52

14. We note the additional disclosures you have included in response to comment 11 in our letter dated January 22, 2009. For the Wealth Management and Managed Investments reporting units, it appears as though the estimated fair values of the reporting units do not materially exceed the carrying values. Given the significance of goodwill to your balance sheet and that an impairment charge has been and could continue to be material to your statements of operations, please revise your disclosures to address each of the following in future filings:
   - Disclose the estimated fair values and the carrying value for the Wealth Management and Managed Investments reporting units.
   - Explain why you believe 10% average annual growth rate for projected cash flows for the next six years and a long-term annual growth rate for projected cash flows of 8% is reasonable for the Managed Investments reporting unit as of December 31, 2008. In this regard, comment on whether this estimate is based on your current annual plan/budget including a discussion as to how current market conditions have impacted your plan/budget and corresponding assumptions. Please also disclose whether you were able to meet the previous budget/plan.
   - We note your disclosure that your assumptions for Managed Investments assume markets will remain volatile until the later part of 2009. Clarify whether this means you are assuming in your projections that the markets will begin to stabilize in fiscal year 2010 and why you believe this assumption is reasonable.
   - Explain why you believe a six year average annual growth rate of 4% and a long-term annual growth rate of 8% is reasonable for the Wealth Management reporting unit. In this regard, comment on whether this estimate is based on your current annual plan/budget including a discussion as to how current market conditions have impacted your plan/budget and corresponding assumptions. Please also disclose whether you were able to meet the previous budget/plan. Please also disclose when you assume that the markets will begin to stabilize or clarify that your current disclosure relates to all of your reporting units.
   - Please disclose how you estimated the discount rates used (e.g., WACC, WARA, IRR, etc.).

- For both the Managed Investments and Wealth Management reporting units, please disclose the changes that have been made to the assumptions included in the discounted cash flow analysis from the previous assessment. As appropriate, please explain the factors that led to those changes.
- Explain how you determined a control premium ranging from 30-45% for your equity is a reasonable estimate. Please ensure your explanation includes the quantitative (e.g., historical transactions) and qualitative factors you have considered in determining this control premium is reasonable.

Please provide us with the disclosures you intend to include in future filings.

Income Taxes, page 53

15. In future filings, please disclose the value of the deferred tax assets relating to the U.K. taxing jurisdiction.

16. We note that you are anticipating receiving approximately $400 million in tax refunds during fiscal year 2010 due to the carry back of net operating losses. Please disclose in future filings the extent to which you are relying on your ability to carry back net operating losses to previous periods to recognize your deferred tax assets.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief